

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2023

Nicole LaBrosse
Senior Vice President and Chief Financial Officer
Halozyme Therapeutics, Inc.
12390 El Camino Real
San Diego, CA 92130

> **Re: Halozyme Therapeutics, Inc**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed February 21, 2023**
> **File No. 001-32335**

Dear Nicole LaBrosse:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> Division of Corporation Finance
> Office of Life Sciences